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                                                                  EXHIBIT 99(B)


The following has been excerpted from a Letter Agreement, dated June 10, 1996, and entered into between OSI and David M. Allen ("Letter Agreement"). This exceprt sets forth the relevant provisions of the Letter Agreement relating to the obligations of OSI in the event Mr. Allen's employment is terminated.


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SEVERANCE:  In the event of involuntary termination, other than for cause, base salary will continue to be paid for a period of one year from your termination date. In addition, you will be paid a pro-rated amount of incentive consistent with your defined incentive program and based upon the portion of the year completed at the time of termination. Your stock option vesting will cease upon termination in any event.

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